David A. Inchausti
Vice President and Controller

September 21, 2022

Via EDGAR

Mr. Brian McAllister
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:    Chevron Corporation
Form 10-K for Fiscal Year ended December 31, 2021 (“2021 Form 10-K”)
Filed February 24, 2022
File No. 001-00368

Dear Mr. McAllister:

Chevron Corporation (“we” or the “Company”) provides the following response to the comment contained in the letter (the “Comment Letter”) of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission, dated September 7, 2022, relating to the Company’s 2021 Form 10-K.

In response to the Comment Letter, and to facilitate review, the Company has repeated the text of the Staff’s comment below and followed the comment with the Company’s response.

Form 10-K for the Fiscal Year Ended December 31, 2021
Financial Statements
Note 3 - Information Relating to the Consolidated Statement of Cash Flows, page 68

1.We have considered your response to our prior comment. We note your measure of capital and exploratory expenditures, including equity affiliates, and do not agree with your conclusion that the measure is not a non-GAAP financial measure. Further, we believe your presentation of this measure is contrary to Question 100.04 of our Non-
GAAP Compliance and Disclosure Interpretations and therefore should not be disclosed.
Please revise your disclosures to comply with the provisions of Item 10(e) of Regulation
S-K and Question 100.04 of the Non-GAAP Compliance and Disclosure Interpretations.

The Company respectfully acknowledges the Staff’s comment and appreciates the opportunity to discuss with the Staff on September 14, 2022, the response previously provided by the Company in its letter dated June 24, 2022, with respect to the Staff’s prior comment. Consistent with such discussion, the Company agrees to no longer disclose the metric “Capital and Exploratory Expenditures, including equity affiliates” (formerly, “Total C&E”).
Chevron Corporation
6001 Bollinger Canyon Road, San Ramon, CA 94583-2324
Tel 925 842 3232

Mr. Brian McAllister
U.S. Securities and Exchange Commission
September 21, 2022

On a prospective basis, we will separately disclose the two key performance indicators (“KPIs”): “Capital and Exploratory Expenditures” (“C&E”), and “Equity affiliate Capital and Exploratory expenditures” (“Affiliate C&E”), which represents the Company’s share of expenditures by equity affiliates, in our Management’s Discussion and Analysis (“MD&A”) section.

Further to the above, we propose to expand our discussion of these KPIs in our Liquidity and Capital Resources section of MD&A in a manner substantially similar to the following:

Capital and exploratory expenditures (“C&E”) is a key performance indicator that provides the Company’s investment level in its consolidated companies. This metric includes additions to fixed asset and investment accounts along with exploration expense for its consolidated companies. Management uses this metric along with Affiliate C&E (as defined below) to manage allocation of capital across the company’s entire portfolio, funding requirements and ultimately shareholder distributions.

Equity affiliate capital and exploratory expenditures (“Affiliate C&E”) is a key performance indicator that provides the Company’s share of investments in its significant equity affiliate companies. This metric includes additions to fixed asset and investment accounts along with exploration expense in the equity affiliate companies’ financial statements. Management uses this metric to assess possible funding needs and/or shareholder distribution capacity of the company’s equity affiliate companies. Together with C&E, management also uses Affiliate C&E to manage allocation of capital across the company’s entire portfolio, funding requirements and ultimately shareholder distributions.

We also propose to present, on a prospective basis and in tabular format, the calculation of C&E, as illustrated in Table 1, and modify the existing Capital and Exploratory expenditures by business segment table, as illustrated in Table 2.

Table 1

	Year ended December 31
Millions of Dollars	2021	2020	2019
Capital expenditures	$8,056	$8,922	$14,116
Expensed exploration expenditures	431	500	598
Assets acquired through finance leases and other obligations	64	53	181
Payments for other assets and liabilities, net	2	42	(13)
Capital and exploratory expenditures (C&E)	$8,553	$9,517	$14,882
Affiliate capital and exploratory expenditures (Affiliate C&E)	$3,167	$3,982	$6,112

Mr. Brian McAllister
U.S. Securities and Exchange Commission
September 21, 2022

Table 2
Capital and Exploratory Expenditures:

	2021			2020			2019
Millions of dollars	U.S.	Int’l.	Total	U.S.	Int’l.	Total	U.S.	Int’l.	Total
Upstream	$4,696	$2,512	$7,208	$5,130	$2,867	$7,997	$8,197	$4,446	$12,643
Downstream	870	234	1,104	697	584	1,281	1,501	357	1,858
All Other	221	20	241	226	13	239	364	17	381
C&E	$5,787	$2,766	$8,553	$6,053	$3,464	$9,517	$10,062	$4,820	$14,882

Affiliate Capital and Exploratory Expenditures:

	2021			2020			2019
Millions of dollars	U.S.	Int’l.	Total	U.S.	Int’l.	Total	U.S.	Int’l.	Total
Upstream	$2	$2,404	$2,406	$—	$2,917	$2,917	$—	$5,181	$5,181
Downstream	365	396	761	324	741	1,065	367	563	930
All Other	—	—	—	—	—	—	1	—	1
Affiliate C&E	$367	$2,800	$3,167	$324	$3,658	$3,982	$368	$5,744	$6,112

If you wish to discuss or have any questions related to the information herein, please contact me or Mr. Amit Ghai, Assistant Controller, by telephone at (925) 842-1000.

* * *

Very truly yours,

/s/ David A. Inchausti
David A. Inchausti

cc:	Pierre R. Breber, Vice President and Chief Financial Officer
Amit Ghai, Assistant Controller
Christine L. Cavallo, Assistant Secretary
Brian V. Breheny (Skadden, Arps, Slate, Meagher & Flom LLP)
Douglas T. Parker (PricewaterhouseCoopers LLP)